CUSIP 201647104                  13D
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 5)

               Commercial Federal Corporation
                      (Name of Issuer)

                Common Stock, par value $0.01
               (Title of Class of Securities)

                          201647104
                       (CUSIP Number)

                        Raymond Garea
                       Robert Friedman
                     Peter A. Langerman
                Franklin Mutual Advisers, LLC
                 51 John F. Kennedy Parkway
                Short Hills, New Jersey 07078
                       (973) 912-2174

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                      October 29, 1999
   (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Mutual Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)[   ]
                                                         (B)[X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     See Item 3

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER

     4,663,852 (See Item 5)

8.   SHARED VOTING POWER

     None (See Item 5)

9.   SOLE DISPOSITIVE POWER

     4,663,852 (See Item 5)

10.  SHARED DISPOSITIVE POWER

     None (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,852 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     7.9%

14.  TYPE OF REPORTING PERSON
     IA



        This Amendment No. 5 relates to the Schedule 13D originally filed on behalf of Franklin Mutual Advisers, LLC ("Franklin Mutual") with the Securities and Exchange Commission ("SEC") on August 3, 1999 (as amended September 9, 1999, September 28, 1999, October 6, 1999, and October 18, 1999, the "Schedule 13D"). The text of Items 4, 5(c), 6 and 7 of the Schedule 13D is hereby supplemented and amended as follows:

Item 4.  Purpose of the Transaction.

      On October 29, 1999, Franklin Mutual and Commercial Federal Corporation ("CFC") announced that they have entered into an agreement (the "Agreement") that settles the litigation and ends the proxy contest relating to the election of directors at the 1999 annual meeting of stockholders of CFC (the "Annual Meeting"). Pursuant to the terms of the Agreement, the four directors to be nominated for election at the Annual Meeting (the "Slate") will be Robert F. Krohn, Michael P. Glinsky, George R. Zoffinger and Joseph P. Whiteside. The first two nominees have been selected by CFC and the latter two have been selected by Franklin Mutual. A copy of the Agreement between Franklin Mutual and CFC is attached hereto as Exhibit A. The press release, dated October 29, 1999, announcing the settlement is attached hereto as Exhibit B.

Item 5.  Interest in Securities of the Issuer.

(c) There was one purchase of 300 shares of the Common Stock within the past sixty days (on November 1, 1999 at $19.9375 per share).

Item   6.    Contracts,   Arrangments,   Understandings   or
Relationships With Respect to Securities of the Issuer.

     Pursuant to the terms of the Agreement, Franklin Mutual will cease all solicitation efforts on behalf of George R. Zoffinger, J. Thomas Burcham and Matthew P. Wagner, will withdraw its nomination of Messrs. Burcham and Wagner, and will not vote any proxies which it has solicited in connection with such solicitation efforts. Pursuant to the terms of the Agreement, Franklin Mutual agrees to vote all its shares at the Annual Meeting in favor of the Slate.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A.   Agreement between Franklin Mutual
          Advisers, LLC and Commercial Federal Corporation, dated October 29, 1999.

Exhibit B. Commercial Federal Corporation press release, dated October 29, 1999.

Signature.

     After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 1999

FRANKLIN MUTUAL ADVISERS, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary



                                                        EXHIBIT A

FOR SETTLEMENT PURPOSES ONLY            Privileged and Confidential
                                        Draft:  Oct. 29,1999


          THIS AGREEMENT (the "Agreement") dated as of October 29, 1999, is by and among Commercial Federal Corporation ("Commercial Federal"), a Nebraska corporation, and Franklin Mutual Advisers, LLC ("Franklin"), a Delaware limited liability company.

          WHEREAS, there is currently scheduled for November 16, 1999, the annual meeting of Commercial Federal stockholders (the "Annual Meeting") to consider, among other things, the election of four individuals to the Commercial Federal Board of Directors; and

          WHEREAS,  Commercial  Federal has nominated  Robert  F.
Krohn, Robert S. Milligan, Michael P. Glinsky and Sharon G. Marvin to stand for election at the Annual Meeting, and Franklin has nominated J. Thomas Burcham and George R. Zoffinger to stand for election at the Annual Meeting and has designated Matthew P. Wagner as an "alternate nominee"; and

          WHEREAS, a dispute has arisen between Commercial Federal and Franklin regarding the eligibility of Messrs. Burcham and Wagner to be nominated and/or to serve as directors of Commercial Federal if elected, and regarding the validity of a September 28, 1999 amendment to Commercial Federal's by-laws regarding certain management interlocks (the "Amended By-law"), which dispute has resulted in litigation pending in the United States District Court for the District of Nebraska, captioned Commercial Federal Corporation v. Franklin Mutual Advisers, LLC, et al., Case No. 8:99 CV 419, and Franklin Mutual Advisers, LLC, et al. v. Commercial Federal Corporation, et al., Case No. 8:99 CV 427 (the "Litigation"); and

          WHEREAS, the parties hereto desire to terminate the Litigation, and in connection therewith to agree upon a slate of four nominees to stand for election at the Annual Meeting, as more fully provided for herein;

          NOW THEREFORE, in consideration of the promises and the representations, and warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

   1. Upon execution of this Agreement, Franklin shall withdraw its nomination of Messrs. Burcham and Wagner, shall cease all solicitation efforts on behalf of Messrs. Burcham, Zoffinger, Wagner, or any other person in connection with the Annual Meeting, and shall not vote any proxies which it has solicited in connection with such efforts. Messrs. Burcham and Wagner will not stand for election at the Annual Meeting. Each party shall bear its own solicitation and litigation costs.

   2. Commercial Federal shall nominate for election a slate of four individuals, consisting of George R. Zoffinger, Joseph Whiteside, Robert F. Krohn and Michael P. Glinsky. Commercial Federal shall use all reasonable efforts to cause the election of the foregoing slate of nominees at the Annual Meeting, including without limitation the filing of amended proxy materials with the Securities and Exchange Commission and the distribution of such amended proxy materials to the shareholders. Franklin shall vote all its shares in favor of that slate.

   3.   The Amended By-law shall remain in effect.
   4. Promptly following execution of this Agreement, the parties shall issue a press release in the form attached hereto as Exhibit A.
   5. Upon execution of this Agreement, the parties will (i) execute the Litigation Releases in the forms attached hereto as Exhibit B; and (ii) execute and promptly file with the United States District Court for the District in Nebraska the Stipulation and Orders of Dismissal in the forms attached hereto as Exhibit C.
   6. The parties hereto agree and acknowledge that time is of the essence in the performance of this Agreement.
   7. This Agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Nebraska, without regard to the principles of conflicts of law thereof.
   8. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each party hereto and delivered to each other party. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts, provided receipt of copies of such counterparts is confirmed.
   9. If either Mr. Zoffinger or Mr. Whiteside, or both, are unavailable or unable to stand for election at the Annual Meeting for any reason, Franklin Mutual shall have the right to select a replacement nominee who is mutually acceptable to Commercial Federal and Commercial Federal shall take all action necessary to nominate such replacement nominee at the Annual Meeting.
   10. Commercial Federal represents that it has no present intention of increasing the size of its Board to more than 10 members.
   11. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.


                         COMMERCIAL FEDERAL CORPORATION

                              /s/ William A. Fitzgerald
                         Name:     William A. Fitzgerald
                         Title:    Chairman of the Board


                         FRANKLIN MUTUAL ADVISERS, LLC

                              /s/ Dennis J. Block
                         Name:     Dennis J. Block
                         Title:   Attorney in Fact


                                                        EXHIBIT B

NEWS RELEASE
                    Contact:  Commercial Federal
                              The Torrenzano Group
                              Donald W. Schuster
                              Beth S. Jarecki
                              (212) 681-1700 ext. 103/115

                              Franklin Mutual
                              Holly Gibson
                              (650) 312-4701


Commercial Federal Corporation and Franklin Mutual Advisers, LLC
          Announce Resolution of Proxy Solicitation

     Omaha, Nebraska and Short Hills, New Jersey (October 29, 1999) -- Commercial Federal Corporation (NYSE: CFB) and Franklin Mutual Advisers, LLC today announced that they have settled the litigation and ended the proxy contest relating to the election of directors at Commercial Federal's upcoming annual shareholders meeting.

     As a result of the agreement, the four directors to be nominated for election at Commercial Federal's upcoming shareholders meeting will include Robert F. Krohn, Michael
P. Glinsky, George R. Zoffinger and Joseph P. Whiteside.
The first two nominees have been selected by Commercial
Federal and the latter two have been selected by Franklin
Mutual.

     Mr. Zoffinger is the president and chief executive officer of Constellation Capital Corp., a New Jersey-based commercial finance and investment company. He is also a director of Admiralty Bank Corp., a bank holding company located in Florida. He is the former chairman of Corestates New Jersey National Bank, a $6 billion bank, as well as the former president and chief executive officer of Constellation Bancorp, a bank holding company which was sold to Corestates in 1993.

     Mr. Whiteside has had a highly successful career in the banking industry spanning more than 30 years. He spent 16 years with Mellon Bank in Pittsburgh before going on to serve as the chief financial officer of several publicly traded banking companies in the United States. Mr. Whiteside currently serves as a senior adviser to National Australia Bank and as Chairman of WeatherWise USA, Inc., a Pittsburgh-based company that provides financial and other services to the public utilities industry.

     Raymond Garea, senior vice president of Franklin
Mutual, stated that "I'm happy that we have been able to settle this dispute amicably and in the best interests of the Commercial Federal shareholders."

     Mr. William Fitzgerald, chairman and chief executive officer of Commercial Federal, echoed Mr. Garea's sentiments, stating that "We are very happy to be able to resolve this matter and move forward with an excellent Board of Directors that is dedicated to the best interests of all of our shareholders."

     Commercial Federal Corporation is the parent company of Commercial Federal Bank, a $12.8 billion federal savings bank, which currently operates 257 retail offices in Iowa, Kansas, Nebraska, Colorado, Oklahoma, Missouri, Arizona, Minnesota, and South Dakota.

           Franklin Mutual Advisers, LLC serves as the investment manager for the Mutual Series funds and is headquartered at 51 JFK Parkway, Short Hills, New Jersey
07078.